UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.
Press Release announcing a $4M agreement with Lockheed Martin for components of the F-16 Emergency Power Unit and additional related components; TAT also announced the signing a MOU with Lockheed Martin and Hamilton Sundstrand for the participation in the F-35 Program.

ITEM 1

TAT Technologies Ltd. Announces a $4M Agreement with Lockheed Martin for
 Components of the F-16 Emergency Power Unit and Additional Related Components;
TAT also Announces MOU with Lockheed Martin and Hamilton Sundstrand for
Participation in the F-35 Program

GEDERA, Israel (July 27, 2010)/ PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced it entered into a Memorandum of Agreement (MOA) with Lockheed Martin (NYSE: LMT) for the procurement of TAT components for the F-16 emergency power unit and additional related components for the F-16 multirole fighter aircraft. Total value of the MOA is $4.1M over the next two years.

This agreement between the two companies is a continuation of a 27-year business relationship wherein TAT has provided Lockheed Martin with components of the emergency power unit and additional related components for the F-16.

TAT also announced today the signing of a memorandum of understanding (MOU) with Lockheed Martin and Hamilton Sundstrand formalizing TAT’s participation in the United States Government’s Joint Strike Fighter (JSF), the F-35 program. TAT was identified as a strategic source for electronic cooling components for the F-35 program and will be offered with the opportunity to subcontract on the program, on a best-value basis consistent with the program’s objectives and requirements. The MOU is contingent upon Israel’s selection of the F-35.

TAT’s President and CEO, Dr. Shmuel Fledel, commented: “This continuing order, together with the other programs recently awarded to TAT, demonstrate TAT’s strong market position in providing its solutions, including heat transfers and accessories, to the aviation industry. TAT is proud of the close relationships it has established with a world-leading customer such as Lockheed Martin, wherein for some components TAT provides to Lockheed Martin TAT is the sole supplier world-wide. We are fully committed to continue to support Lockheed Martin’s F-16 program. We are looking forward to expanding our cooperation with Lockheed Martin for additional programs”.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics:

OEM of Heat Transfer products primarily includes the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

MRO services include the remanufacture, repair and overhaul of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA (Federal Aviation Administration ) certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 37% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Dr. Avi Ortal CEO Limco Piedmont. Tel: 1-336-455-1785 avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: July 27, 2010